UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 2)*
GP STRATEGIES CORPORATION (Name of Issuer)
Common Stock, par value $0.01 per share (Title Class of Securities)
36225V104 (CUSIP Number)
Dan Friedberg Sagard Capital Partners, L.P. 325 Greenwich Avenue Greenwich, CT 06830 203-629-6700 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 30, 2011 (Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ⊠.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial fling on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36225V104	Page 2 of 27

1	Name of Reporting Person: Sagard Capital Partners, L.P. I.R.S. Identification No. of Above Person (Entities Only): 20-3332164
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
NUMBER OF SHARES	7	Sole Voting Power: -0-
BENEFICIALLY OWNED	8	Shared Voting Power: 3,333,621
BY EACH REPORTING	9	Sole Dispositive Power: -0-
PERSON WITH	10	Shared Dispositive Power: 3,333,621
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,333,621
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11): 17.8%
14	Type of Reporting Person: PN

CUSIP No. 36225V104	Page 3 of 27

1	Name of Reporting Person: Sagard Capital Partners GP, Inc. I.R.S. Identification No. of Above Person (Entities Only): 20-3331555
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
NUMBER OF SHARES	7	Sole Voting Power: -0-
BENEFICIALLY OWNED	8	Shared Voting Power: 3,333,621
BY EACH REPORTING	9	Sole Dispositive Power: -0-
PERSON WITH	10	Shared Dispositive Power: 3,333,621
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,333,621
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11): 17.8%
14	Type of Reporting Person: CO

CUSIP No. 36225V104	Page 4 of 27

1	Name of Reporting Person: Sagard Capital Partners Management Corporation I.R.S. Identification No. of Above Person (Entities Only): 20-2402055
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
NUMBER OF SHARES	7	Sole Voting Power: -0-
BENEFICIALLY OWNED	8	Shared Voting Power: 3,333,621
BY EACH REPORTING	9	Sole Dispositive Power: -0-
PERSON WITH	10	Shared Dispositive Power: 3,333,621
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,333,621
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11): 17.8%
14	Type of Reporting Person: CO

Statement on Schedule 13D

This Amendment No. 2 to Schedule 13D relates to the beneficial ownership of common stock, par value $0.01 per share (the “Shares”), of GP Strategies Corporation, a Delaware corporation the (“Issuer”).  This Amendment No. 2 to Schedule 13D is being filed on behalf of the Reporting Persons and amends and supplements the Schedule 13D filed by the Reporting Persons dated December 30, 2009, as heretofore amended.  Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 13D.

Item 3.                 Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented by the addition of the following:

An additional 451,478 Shares are reported herein as being currently beneficially owned (in addition to the 2,882,143 Shares reflected in Amendment No. 1 to Schedule 13D):

(i)           101,478 Shares have been purchased by Sagard pursuant to the Rule 10b5-1 Purchase Plan, and

(ii)           Sagard has agreed to purchase 350,000 Shares pursuant to the Stock Transfer Agreement (as defined below) described in Items 4 and 6 below.

As of January 3, 2012, Sagard has spent a total of $1,307,716.21 on purchases pursuant to the Rule 10b5-1 Purchase Plan.  All Shares purchased pursuant to the Rule 10b5-1 Purchase Plan were acquired with Sagard’s working capital.

Sagard has agreed to pay a total of $4,305,000.00 for the 350,000 Shares to be purchased pursuant to the Stock Transfer Agreement.  All Shares to be purchased pursuant to the Stock Transfer Agreement will be acquired with Sagard’s working capital.

Item 4.                 Purpose of Transaction.

Item 4 is hereby supplemented by the addition of the following:

See Item 6 for a description of the certain Stock Transfer Agreement by and between Sagard Capital Partners, L.P. and Bedford Oak Partners, L.P.

Item 5.                 Interest in Securities of the Issuer.

Items 5(a) - (c) are hereby amended and restated in their entirety as follows:

(a)           Each Reporting Person beneficially owns 3,333,621 Shares, which represents 17.8% of the outstanding Shares, based upon 18,743,886 Shares outstanding as of October 28, 2011, as reported by the Issuer in its Quarterly Report on Form 10-Q for the Quarter ended September 30, 2011.  The amount and percentage of the Reporting Persons’ beneficial ownership assumes the purchase of shares pursuant to the Stock Transfer Agreement, which is anticipated to close on or before January 13, 2012.

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”), this filing reflects the securities beneficially owned by Power Corporation of Canada and certain of its subsidiaries, including Sagard.  The filing does not reflect securities beneficially owned, if any, by any subsidiaries of Power Corporation of Canada whose ownership of securities is disaggregated from that of Power Corporation of Canada in accordance with the Release.

(b)	Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote:  3,333,621

Sole power to dispose or to direct the disposition:  0

Shared power to dispose or direct the disposition:  3,333,621

The power to vote or to direct the vote or to dispose or direct the disposition of the Shares reported herein is shared among the Reporting Persons.

(c)           During the sixty (60) days preceding January 4, 2012, the following transactions in the Shares have been effected by the Reporting Persons.

Date	Reporting Person	No. Shares	Price	Nature of Transaction
11/17/2011	Sagard Capital Partners, L.P.	5,300	$12.2194	Purchase by Broker under Rule 10b5-1 Plan
11/18/2011	Sagard Capital Partners, L.P.	7,300	$12.7686	Purchase by Broker under Rule 10b5-1 Plan
11/21/2011	Sagard Capital Partners, L.P.	4,700	$12.9253	Purchase by Broker under Rule 10b5-1 Plan
11/22/2011	Sagard Capital Partners, L.P.	8,500	$12.6985	Purchase by Broker under Rule 10b5-1 Plan
11/23/2011	Sagard Capital Partners, L.P.	13,960	$12.6267	Purchase by Broker under Rule 10b5-1 Plan
11/25/2011	Sagard Capital Partners, L.P.	1,500	$12.4642	Purchase by Broker under Rule 10b5-1 Plan
11/28/2011	Sagard Capital Partners, L.P.	3,200	$12.8053	Purchase by Broker under Rule 10b5-1 Plan
11/29/2011	Sagard Capital Partners, L.P.	2,000	$12.4965	Purchase by Broker under Rule 10b5-1 Plan
11/30/2011	Sagard Capital Partners, L.P.	6,100	$12.9688	Purchase by Broker under Rule 10b5-1 Plan
12/1/2011	Sagard Capital Partners, L.P.	2,700	$13.0294	Purchase by Broker under Rule 10b5-1 Plan
12/2/2011	Sagard Capital Partners, L.P.	1,202	$13.0774	Purchase by Broker under Rule 10b5-1 Plan
12/5/2011	Sagard Capital Partners, L.P.	2,300	$13.0797	Purchase by Broker under Rule 10b5-1 Plan
12/6/2011	Sagard Capital Partners, L.P.	2,400	$13.0935	Purchase by Broker under Rule 10b5-1 Plan
12/7/2011	Sagard Capital Partners, L.P.	4,500	$12.9736	Purchase by Broker under Rule 10b5-1 Plan
12/8/2011	Sagard Capital Partners, L.P.	2,616	$12.7034	Purchase by Broker under Rule 10b5-1 Plan
12/9/2011	Sagard Capital Partners, L.P.	3,800	$13.0232	Purchase by Broker under Rule 10b5-1 Plan
12/12/2011	Sagard Capital Partners, L.P.	1,400	$13.0479	Purchase by Broker under Rule 10b5-1 Plan
12/13/2011	Sagard Capital Partners, L.P.	3,000	$13.1637	Purchase by Broker under Rule 10b5-1 Plan
12/14/2011	Sagard Capital Partners, L.P.	5,800	$13.0461	Purchase by Broker under Rule 10b5-1 Plan
12/15/2011	Sagard Capital Partners, L.P.	3,200	$13.2185	Purchase by Broker under Rule 10b5-1 Plan
12/16/2011	Sagard Capital Partners, L.P.	4,300	$13.2598	Purchase by Broker under Rule 10b5-1 Plan
12/19/2011	Sagard Capital Partners, L.P.	3,800	$13.2629	Purchase by Broker under Rule 10b5-1 Plan
12/20/2011	Sagard Capital Partners, L.P.	4,500	$13.1898	Purchase by Broker under Rule 10b5-1 Plan
12/21/2011	Sagard Capital Partners, L.P.	1,900	$13.1159	Purchase by Broker under Rule 10b5-1 Plan
12/22/2011	Sagard Capital Partners, L.P.	1,100	$13.4009	Purchase by Broker under Rule 10b5-1 Plan
12/28/2011	Sagard Capital Partners, L.P.	400	$13.3750	Purchase by Broker under Rule 10b5-1 Plan
12/30/2011	Sagard Capital Partners, L.P.	350,000	$12.3000	Private Purchase under Stock Transfer Agreement

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby supplemented by the addition of the following:

Stock Transfer Agreement

On December 30, 2011, Sagard Capital Partners, L.P. entered into a Stock Transfer Agreement (the “Stock Transfer Agreement”) with Bedford Oak Partners, L.P. (“Bedford Oak”), a copy of which is attached as Exhibit G to this Amendment No. 2 to Schedule 13D.

Under the Stock Transfer Agreement, Sagard has agreed to privately purchase 350,000 Shares from Bedford Oak for a purchase price of $12.30 per share, for an aggregate purchase price of $4,305,000.00.  Subject to the satisfaction of the conditions set forth therein, it is expected that the transactions contemplated thereby will be consummated on or before January 13, 2012.

Amendment to the Securities Purchase Agreement

On December 28, 2011, Sagard Capital Partners entered into an Amendment to the Securities Purchase Agreement by and among GP Strategies Corporation, General Physics Corporation, and Sagard Capital Partners, L.P. (the “Amendment to the Securities Purchase Agreement”), a copy of which is attached as Exhibit H to this Amendment No. 2 to Schedule 13D.

The Amendment was entered into to memorialize certain matters associated with the merger of GP Strategies Corporation with and into its wholly owned subsidiary, General Physics Corporation.  Under the Amendment to the Securities Purchase Agreement, among other things, (i) Sagard consented to GP Strategies Corporation’s assignment of the Securities Purchase Agreement to General Physics Corporation, as the surviving corporation of the merger between GP Strategies Corporation and General Physics Corporation; (ii) the parties amended certain provisions of the Securities Purchase Agreement regarding the “Board Representative” and the definition of “Significant Subsidiary”; and (iii) General Physics Corporation confirmed the waiver of certain of its rights under its certificate of incorporation with respect to certain common stock and other securities held by or permitted to be acquired by Sagard under the Securities Purchase Agreement.

Item 7.                 Material to Be Filed as Exhibits.

Exhibit A	Persons Who may be Deemed to Control the Reporting Persons (previously filed).

Exhibit B	Executive Officers and Directors of Sagard Capital Partners GP, Inc. and Sagard Capital Partners Management Corporation (previously filed).

Exhibit C	Executive Officers and Directors of Power Corporation of Canada (previously filed).

Exhibit D
Securities Purchase Agreement between GP Strategies Corporation and Sagard Capital Partners, L.P., dated December 30, 2009 (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed by GP Strategies Corporation on December 31, 2009).

Exhibit E
Registration Rights Agreement between GP Strategies Corporation and Sagard Capital Partners, L.P., dated December 30, 2009 (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K, filed by GP Strategies Corporation on December 31, 2009).

Exhibit F
Rule 10b5-1 Purchase Plan between Sagard Capital Partners, L.P. and Jefferies & Company, Inc. (Exhibits thereto to be furnished to the Securities and Exchange Commission upon request) (previously filed).

Exhibit G
Stock Transfer Agreement by and between Sagard Capital Partners, L.P. and Bedford Oak Partners, L.P., entered into on December 30, 2011 (Exhibit thereto to be furnished to the Securities and Exchange Commission upon request).

Exhibit H	Amendment to the Securities Purchase Agreement by and among GP Strategies Corporation, General Physics Corporation and Sagard Capital Partners, L.P., effective as of December 28, 2011.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 4, 2012	SAGARD CAPITAL PARTNERS, L.P.
	By:	Sagard Capital Partners GP, Inc., its general partner
	By:	/s/ Dan Friedberg
		Name:	Dan Friedberg
		Title:	President

SAGARD CAPITAL PARTNERS GP, INC.
By:	/s/ Dan Friedberg
	Name:	Dan Friedberg
	Title:	President

SAGARD CAPITAL PARTNERS MANAGEMENT CORPORATION
By:	/s/ Dan Friedberg
	Name:	Dan Friedberg
	Title:	President

Exhibit G

Stock Transfer Agreement

This Stock Transfer Agreement (the “Agreement”) is made and entered into as of December 30, 2011 by and between (i) Sagard Capital Partners, L.P., a Delaware limited partnership (with principal place of business in the State of Connecticut) (“Purchaser”) and (ii) Bedford Oak Partners, L.P., a Delaware limited partnership (with principal place of business in the State of New York) ( “Seller”).

A. Seller is the beneficial owner of 350,000 shares of common stock, $.01 par value, of GP Strategies Corporation (the “Common Stock”), a publicly-traded Delaware corporation (the “Company”).  For purposes hereof, the Company shall be deemed to include the surviving corporation in the merger of GP Strategies Corporation with and into General Physics Corporation.

B. Purchaser desires to purchase from Seller, and Seller desires to sell to the Purchaser, 350,000 shares of Common Stock (the “Shares”).

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

1.           Sale and Purchase of Shares.  On the Closing Date (as defined below) and subject to the terms and conditions of this Agreement, Seller shall sell the Shares to Purchaser, and Purchaser shall purchase the Shares from Seller, at a purchase price of $12.30 per share, for an aggregate purchase price of $4,305,000.00 (the “Purchase Price”).  As used in this Agreement, “Shares” shall include all the Shares sold and transferred under this Agreement and all securities received (a) in replacement of the Shares, (b) as a result of stock dividends or stock splits in respect of the Shares and (c) as substitution for the Shares in a recapitalization, merger, reorganization or the like.

2.           Closing and Termination.

2.1           Closing.  The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place remotely by electronic and physical delivery at the offices of Finn Dixon & Herling LLP, 177 Broad Street, Stamford, Connecticut 06901 on January 5, 2012 or such later date on which all of the conditions to closing set forth in Sections 2.2 and 2.3 have been satisfied or waived in writing by the applicable party or on such other date as the parties may mutually agree.  The date on which the Closing occurs shall be referred to as the “Closing Date.”

2.2           Purchaser’s Conditions to Closing.  The obligation of Purchaser hereunder to purchase the Shares from Seller is subject to the satisfaction, on or before the Closing Date, of each of the following conditions:

(a)           Seller shall have delivered to the Company, the Depository Trust and Clearing Corporation (“DTC”), Cede & Co., Inc., and Computershare Trust Company (the “Transfer Agent”), with copies to the Purchaser, any documents, instruments, stock powers (including any necessary guarantees), certificates or opinions that DTC, the Company, the Transfer Agent and/or the Seller’s broker or custodian may require for the transfer of the Shares to the Purchaser in certificated form pursuant to this Agreement.

(b)           Seller shall have delivered or caused to be delivered to the Purchaser:

(1)	an opinion of counsel, in the form attached hereto as Exhibit A;

(2)	a duly executed stock certificate evidencing the Shares in Purchaser’s name, without any legends, restrictions or stop transfer orders other than the Required Legend (as defined below);

(3)
such other documents as the Purchaser may reasonably require to transfer good and valid title to the Shares to the Purchaser, free and clear of any and all liens, encumbrances, restrictions, charges, or adverse claims of any nature whatsoever, other than restrictions on transfer arising under applicable securities laws;

(4)
a certificate from the Seller that the representations and warranties of the Seller set forth in Section 4 are true and correct as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date) and that the Seller has performed, satisfied and complied with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Seller prior to the Closing Date; and

(5)	the written consent of the Company to the transfer of Shares pursuant to this Agreement.

(c)           No court or other governmental authority shall have issued an order which shall then be in effect restraining or prohibiting the completion of the transactions contemplated hereby, and no suit shall have been instituted by a governmental authority or any other person or entity with at least a reasonable possibility of success seeking the same.

(d)           The Seller shall have complied with all applicable state and federal laws and regulations in connection with the transactions contemplated hereby and the Seller and the Company shall have complied with all applicable requirements of any stock exchange or automated quotation system on which the Company’s securities may be listed or quoted at the Closing in connection with the transactions contemplated hereby.

2.3           Seller’s Conditions to Closing.  The obligation of the Seller hereunder to sell the Shares to the Purchaser is subject to the satisfaction, on or before the Closing Date, of each of the following conditions:

(a)           The Purchaser shall have delivered or caused to be delivered to the Seller:

(1)	the Purchase Price by wire transfer of immediately available funds pursuant to wire instructions provided by the Seller prior to the Closing Date; and

(2)
a certificate from the Purchaser that the representations and warranties of the Purchaser set forth in Section 3 are true and correct as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date) and that Purchaser has performed, satisfied, and complied with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Purchaser prior to the Closing Date.

(b)           No court or other governmental authority shall have issued an order which shall then be in effect restraining or prohibiting the completion of the transactions contemplated hereby, and no suit shall have been instituted by a governmental authority or any other person or entity with at least a reasonable possibility of success seeking the same.

2.4           Termination.  This Agreement shall terminate prior to Closing:

(a)           Upon the mutual written agreement of the Seller and the Purchaser;

(b)           Upon written notice from the Purchaser to the Seller if any of the conditions precedent set forth in Section 2.2 shall not have been satisfied on or before January 13, 2012 so long as the Purchaser is not then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement; or

(c)           Upon written notice from the Seller to the Purchaser if any of the conditions precedent set forth in Section 2.3 shall not have been satisfied on or before January 13, 2012 so long as the Seller is not then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement.

2.5           Effect of Termination.  If this Agreement is terminated pursuant to Section 2.4, all further obligations of the parties under this Agreement shall become null and void and of no further force and effect, except for any liability of a party which is in material breach as of the termination, and except that Sections 7.3 (Governing Law), 7.4 (Dispute Resolution), 7.5 (Notices), 7.12 (Expenses), 7.14 (Costs of Enforcement), and 7.15 (Public Announcements) will survive.

3.           Representations and Warranties of Purchaser.  Purchaser represents and warrants to Seller as follows of the date hereof and as of the Closing Date:

3.1           Formation and Good Standing.  Purchaser is duly formed and validly existing under the laws of the jurisdiction of its formation and has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder.  Purchaser is in good standing under the laws of its state or other jurisdiction of formation.  Purchaser’s principal place of business is in the State of Connecticut.

3.2           Power and Authority; Capacity.  Purchaser has full organizational and legal power and authority under its organizational documents, applicable law and otherwise to enter into this Agreement and to perform its obligations hereunder.  The signatory executing this Agreement on behalf of Purchaser is qualified and has the power to act and is properly exercising his, her, or its powers under the organizational documents of Purchaser in connection with the execution and delivery of this Agreement and consummation of the transactions contemplated hereby.

3.3           Due Authorization.  The execution, delivery and performance of this Agreement by Purchaser has been duly and validly authorized by all necessary action under the organizational documents of Purchaser and does not require any further authorization or consent of Purchaser or its directors, officers, trustees, shareholders (or other equity holders), members, partners (general or limited) or beneficial owners (including any foreign corollary to any such person) or any public official.  This Agreement has been duly executed and delivered by Purchaser.

3.4           Non-Contravention.  The execution, delivery and performance by Purchaser of this Agreement do not and will not contravene or constitute a default under, or violation of, or be subject to penalties under, (a) any agreement (or require the consent of any party under any such agreement that has not been made or obtained) to which Purchaser is a party, or (b) any judgment, injunction, order, decree or other instrument binding upon Purchaser, except where such contravention, default, violation or failure to obtain a consent, individually or in the aggregate, would not reasonably be expected to impair Purchaser’s ability to perform fully any material obligation which Purchaser has or will have under this Agreement.

3.5           Enforceability.  This Agreement constitutes the legally valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except as may be limited by bankruptcy, insolvency, organization, moratorium or similar laws relating to or affecting creditors’ rights generally (including, without limitation, fraudulent conveyance laws) and by general principles of equity, including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing and the possible unavailability of specific performance or injunctive relief, regardless of whether considered in a proceeding in equity or at law.

3.6           Purchase for Own Account for Investment.  Purchaser is purchasing the Shares for Purchaser’s own account, for investment purposes only and not with a view to, or for sale in connection with, a distribution of the Shares in violation of the Securities Act of 1933, as amended (the “1933 Act”).  Purchaser has no present intention of selling or otherwise disposing of all or any portion of the Shares.

3.7           Accredited Investor.  Purchaser is an “accredited investor” as defined in Rule 501(a)(3) of Regulation D promulgated under the 1933 Act.

3.8           Access to Information; Sophisticated Purchaser.  Purchaser (a) is a sophisticated individual or entity familiar with transactions similar to those contemplated by this Agreement, (b) has adequate information concerning the business and financial condition of the Company to make an informed decision regarding the purchase of the Shares, (c) has independently and without reliance upon Seller, and based on such information and the advice of such advisors as Purchaser has deemed appropriate, made its own analysis and decision to enter into this Agreement and (d) presently has a designee to the Board of Directors of the Company, with commensurate access to information regarding the Company.  Purchaser has not relied on Seller for any information regarding the Company, the Shares, or the value of any of the Shares.  Purchaser acknowledges that none of Seller or its affiliates is acting as a fiduciary or financial or investment adviser to Purchaser, and that none of Seller or its affiliates has given Purchaser any investment advice, opinion or other information on whether the purchase of the Shares is prudent.  Purchaser acknowledges that (i) Seller currently may have, and later may come into possession of, information with respect to the Company that is not known to Purchaser and that may be material to a decision to purchase the Shares (“Purchaser Excluded Information”), (ii) Purchaser has determined to purchase the Shares notwithstanding its lack of knowledge of the Purchaser Excluded Information and (iii) Seller shall have no liability to Purchaser, and Purchaser waives and releases any claims that it might have against Seller whether under applicable securities laws or otherwise, with respect to the nondisclosure of the Purchaser Excluded Information in connection with the sale of the Shares and the transactions contemplated by this Agreement.  Purchaser understands that Seller will rely on the accuracy and truth of the foregoing representations, and Purchaser hereby consents to such reliance.

3.9           Understanding of Risks.  Purchaser is fully aware of: (a) the speculative nature of the Shares; (b) the financial hazards involved in a purchase of the Shares; and (c) the lack of liquidity of the Shares.

3.10           Purchaser’s Qualifications.  Purchaser has such knowledge and experience in financial and business matters that Purchaser is capable of evaluating the merits and risks of this prospective investment, has the capacity to protect Purchaser’s own interests in connection with this transaction, and is financially capable of bearing a total loss of the Shares.  Furthermore, Purchaser is able to fend for itself in the transactions contemplated by this Agreement and has the ability to bear the economic risk of this investment indefinitely.

3.11           No General Solicitation.  At no time was Purchaser presented with or solicited by any publicly issued or circulated newspaper, mail, radio, television, Internet or other form of general advertising or solicitation in connection with the Shares.

3.12           Compliance with Securities Laws.  Purchaser understands and acknowledges that, in partial reliance upon the representations and warranties made by Purchaser herein, the sale of the Shares to Purchaser has not been and is not being registered with the Securities and Exchange Commission (“SEC”) under the 1933 Act or any other state securities or blue sky laws, but instead such Shares are being transferred under an exemption or exemptions from the registration and qualification requirements of the 1933 Act or other applicable securities laws which impose certain restrictions on Purchaser’s ability to transfer the Shares.

3.13           Securities Law Restrictions on Transfer.  Purchaser (i) understands that Purchaser may not transfer any Shares unless such Shares are registered under the 1933 Act or qualified under applicable securities laws or unless exemptions from such registration and qualification requirements are available and (ii) agrees that the certificates representing the Shares will bear the legend set forth below (the “Required Legend”).  Purchaser has also been advised that exemptions from registration and qualification may not be available or may not permit Purchaser to transfer all or any of the Shares in the amounts or at the times proposed by Purchaser.  Purchaser acknowledges that, because the resale of the Shares has not been registered under the 1933 Act, the Shares must be held indefinitely unless subsequently registered under the 1933 Act or unless an exemption from such registration is available.  Purchaser is aware of the provisions of Rule 144 promulgated under the 1933 Act.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE (THE “SECURITIES”) HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR APPLICABLE STATE SECURITIES LAWS.  THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT, OR (B) AN OPINION OF COUNSEL, IN A GENERALLY ACCEPTABLE FORM, THAT REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR (II) UNLESS SOLD PURSUANT TO RULE 144 UNDER THE SECURITIES ACT.  NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

4.           Representations and Warranties of Seller.  Seller represents and warrants to the Purchaser as follows as of the date hereof and as of the Closing Date:

4.1           Transfer for Own Account.  Seller is selling the Shares for Seller’s own account only and not with a view to, or for sale in connection with, a distribution of the Shares within the meaning of the 1933 Act.

4.2           No General Solicitation.  At no time has Seller presented Purchaser or any other party with or solicited Purchaser or any other party through any publicly issued or circulated newspaper, mail, radio, television, Internet or other form of general advertisement or solicitation in connection with the transfer of the Shares.

4.3           No Broker-Dealer.  Seller has not effected this transfer of the Shares by or through a broker-dealer or in any public offering.

4.4           Title to Shares.  The Shares are currently uncertificated and are part of the global security representing shares of the Company’s Common Stock held by DTC or its nominees.  Seller has valid marketable title to the Shares, free and clear of any pledge, lien, security interest, encumbrance, claim or equitable interest.  Upon the sale and transfer of the Shares, and payment therefor, in accordance with the provisions of this Agreement, Purchaser will acquire valid marketable title to the Shares, free and clear of any pledge, lien, security interest, encumbrance, claim or equitable interest (except those arising under the 1933 Act and applicable state securities laws and except for any such restrictions arising under the Company’s insider trading policy).

4.5           Formation and Good Standing.  Seller is duly formed and validly existing under the laws of the jurisdiction of its formation and has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder.  Seller is in good standing under the laws of its state or other jurisdiction of formation.  Seller’s principal place of business is in the State of New York.

4.6           Power and Authority; Capacity.  Seller has full organizational and legal power and authority under its organizational documents, applicable law and otherwise to enter into this Agreement and to perform its obligations hereunder.  The signatory executing this Agreement on behalf of Seller is qualified and has the power to act and is properly exercising his, her, or its powers under the organizational documents of Seller in connection with the execution and delivery of this Agreement and consummation of the transactions contemplated hereby.

4.7           Due Authorization.  The execution, delivery and performance of this Agreement by Seller has been duly and validly authorized by all necessary action under the organizational documents of Seller and does not require any further authorization or consent of Seller or its directors, officers, trustees, shareholders (or other equity holders), members, partners (general or limited) or beneficial owners (including any foreign corollary to any such person) or any public official.  This Agreement has been duly executed and delivered by Seller.

4.8           Non-Contravention.  The execution, delivery and performance by Seller of this Agreement do not and will not contravene or constitute a default under, or violation of, or be subject to penalties under, (a) any agreement (or require the consent of any party under any such agreement that has not been made or obtained) to which Seller is a party, or (b) any judgment, injunction, order, decree or other instrument binding upon Seller, except where such contravention, default, violation or failure to obtain a consent, individually or in the aggregate, would not reasonably be expected to impair Purchaser’s ability to perform fully any material obligation which Seller has or will have under this Agreement.

4.9           Enforceability.  This Agreement constitutes the legally valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as may be limited by bankruptcy, insolvency, organization, moratorium or similar laws relating to or affecting creditors’ rights generally (including, without limitation, fraudulent conveyance laws) and by general principles of equity, including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing and the possible unavailability of specific performance or injunctive relief, regardless of whether considered in a proceeding in equity or at law.

4.10           Sophisticated Seller.  Seller (a) is a sophisticated individual or entity familiar with transactions similar to those contemplated by this Agreement, (b) has adequate information concerning the business and financial condition of the Company to make an informed decision regarding the sale of the Shares, (c) has independently and without reliance upon Purchaser, and based on such information and the advice of such advisors as Seller has deemed appropriate, made its own analysis and decision to enter into this Agreement and (d) has a representative on the Board of Directors of the Company, with commensurate access to information regarding the Company.  Seller acknowledges that none of Purchaser or its affiliates is acting as a fiduciary or financial or investment adviser to Seller, and that none of Purchaser or its affiliates has given Seller any investment advice, opinion or other information on whether the sale of the Shares is prudent.  Seller acknowledges that (i) Purchaser currently may have, and later may come into possession of, information with respect to the Company that is not known to Seller and that may be material to a decision to sell the Shares (“Seller Excluded Information”), (ii) Seller has determined to sell the Shares notwithstanding its lack of knowledge of the Seller Excluded Information and (iii) Purchaser shall have no liability to Seller, and Seller waives and releases any claims that it might have against Purchaser whether under applicable securities laws or otherwise, with respect to the nondisclosure of the Seller Excluded Information in connection with the sale of the Shares and the transactions contemplated by this Agreement.  Seller understands that Purchaser will rely on the accuracy and truth of the foregoing representations, and Seller hereby consents to such reliance.

5.           No Reliance.  Each of Seller and Purchaser acknowledges and agrees that no other person or entity has (a) acted as an agent, finder or broker for Seller or Purchaser or their respective agents with respect to the offer, purchase and/or sale of the Shares, (b) made any representations or warranties of any kind, express or implied, to Seller or Purchaser or their respective agents in connection with the offer, purchase and/or sale of the Shares or (c) have at any time had any duty to Seller or Purchaser or their respective agents to disclose any information relating to the Company, its business, or financial condition or relating to any other matters in connection with the offer, purchase and/or sale of the Shares.  In making its decision to sell the Shares, Seller is relying solely on its own knowledge and experience and the representations and warranties of Purchaser.  In making its decision to purchase the Shares, Purchaser is relying solely on its own knowledge and experience and the representations and warranties of Seller.

6.           Indemnification.

6.1           By Seller.  From and after the Closing, Seller agrees to indemnify Purchaser and its partners, affiliates, and agents and to hold Purchaser and its partners, affiliates, and agents harmless from and against any loss, liability, deficiency, damage, expense or cost (including reasonable legal expenses, whether arising out of disputes with third parties or between the parties), incurred or threatened (collectively, “Losses”), which Purchaser or such parties may suffer, sustain or become subject to, as a result of (i) any misrepresentation in any of the representations and warranties of Seller contained in this Agreement, or (ii) any breach of, or failure to perform, any agreement of Seller contained in this Agreement.

6.2           By Purchaser.  From and after the Closing, Purchaser agrees to indemnify Seller and its partners, affiliates, and agents and to hold Seller and its partners, affiliates, and agents, harmless against any Losses, which Seller or such parties may suffer, sustain or become subject to, as a result of (i) any misrepresentation in any of the representations and warranties of Purchaser contained in this Agreement, or (ii) any breach of, or failure to perform, any agreement of Purchaser contained in this Agreement.

7.           General Provisions.

7.1           Survival of Representations and Warranties.  All representations and warranties contained herein will survive the Closing.

7.2           Successors and Assigns; Assignment.  Except as otherwise provided in this Agreement, this Agreement, and the rights and obligations of the parties hereunder, will be binding upon and inure to the benefit of their respective successors, assigns, heirs, executors, administrators and legal representatives.  No party to this Agreement may assign, whether voluntarily or by operation of law, any of its rights and obligations under this Agreement, except with the prior written consent of the other party.

7.3           Governing Law.  This Agreement will be governed by and construed in accordance with the laws of the State of New York, without giving effect to that body of laws pertaining to conflict of laws.

7.4           Dispute Resolution.  The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the federal or state courts located in the Borough of Manhattan, City of New York, State of New York for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the federal or state courts located in the Borough of Manhattan, City of New York, State of New York, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

7.5           Notices.  Any and all notices required or permitted to be given to a party pursuant to the provisions of this Agreement will be in writing and will be effective and deemed to provide such party sufficient notice under this Agreement on the earliest of the following: (a) at the time of personal delivery, if delivery is in person; (b) one (1) business day after deposit with an express overnight courier for United States deliveries, or two (2) business days after such deposit for deliveries outside of the United States; (c) three (3) business days after deposit in the United States mail by certified mail (return receipt requested) for United States deliveries; or (d) any notice that is dispatched by facsimile or other electronic transmission shall be conclusively presumed to have been duly given to the person or entity to which it is addressed upon transmission and electronic confirmation of receipt on a business day prior to 5:00 p.m. local time of such person or entity (“Close of Business”), or, if after the Close of Business of such person or entity on such date, the following business day.  All notices for delivery outside the United States will be sent by express courier.  All notices not delivered personally will be sent with postage and/or other charges prepaid and properly addressed to the party to be notified at the address set forth below the signature lines of this Agreement or at such other address as such other party may designate by one of the indicated means of notice herein to the other party hereto.  A “business day” shall be a day, other than Saturday or Sunday, when the banks in the city of New York are open for business.

7.6           Further Assurances.  The parties agree to execute such further documents and instruments and to take such further actions as may be reasonably necessary to carry out the purposes and intent of this Agreement.

7.7           Titles and Headings.  The titles, captions and headings of this Agreement are included for ease of reference only and will be disregarded in interpreting or construing this Agreement.  Unless otherwise specifically stated, all references herein to “sections” and “exhibits” will mean “sections” and “exhibits” to this Agreement.

7.8           Entire Agreement.  This Agreement and the documents referred to herein constitute the entire agreement and understanding of the parties with respect to the subject matter of this Agreement, and supersede all prior understandings and agreements, whether oral or written, between or among the parties hereto with respect to the specific subject matter hereof.  This Agreement shall not be effective until signed by all parties hereto.

7.9           Severability.  If any provision of this Agreement is determined by any court or arbitrator of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such provision will be enforced to the maximum extent possible given the intent of the parties hereto.  If such clause or provision cannot be so enforced, such provision shall be stricken from this Agreement and the remainder of this Agreement shall be enforced as if such invalid, illegal or unenforceable clause or provision had (to the extent not enforceable) never been contained in this Agreement.  Notwithstanding the forgoing, if the value of this Agreement based upon the substantial benefit of the bargain for any party is materially impaired, which determination as made by the presiding court or arbitrator of competent jurisdiction shall be binding, then both parties agree to substitute such provision(s) through good faith negotiations.

7.10           Amendment and Waivers.  This Agreement may be amended only by a written agreement executed by each of the parties hereto.  No amendment of or waiver of, or modification of any obligation under this Agreement will be enforceable unless set forth in a writing signed by the party against which enforcement is sought.  Any amendment effected in accordance with this section will be binding upon all parties hereto and each of their respective successors and assigns.  No delay or failure to require performance of any provision of this Agreement shall constitute a waiver of that provision as to that or any other instance.  No waiver granted under this Agreement as to any one provision herein shall constitute a subsequent waiver of such provision or of any other provision herein, nor shall it constitute the waiver of any performance other than the actual performance specifically waived.

7.11           Counterparts; Facsimile Signatures.  This Agreement may be executed in any number of counterparts, each of which when so executed and delivered will be deemed an original, and all of which together shall constitute one and the same agreement.  This Agreement may be executed and delivered by facsimile or other means of electronic delivery and upon such delivery the signature will be deemed to have the same effect as if the original signature had been delivered to the other party.

7.12           Expenses.  Each party hereto shall pay its own expenses.  Seller shall pay any stock transfer taxes.

7.13           Specific Performance.  Unless this Agreement has been terminated, each party to this Agreement acknowledges and agrees that any breach by it of this Agreement shall cause any (or either) of the other parties irreparable harm which may not be adequately compensable by money damages.  Accordingly, except in the case of termination, in the event of a breach or threatened breach by a party of any provision of this Agreement, each party shall be entitled to seek the remedies of specific performance, injunction or other preliminary or equitable relief, without having to prove irreparable harm or actual damages.  The foregoing right shall be in addition to such other rights or remedies as may be available to any party for such breach or threatened breach, including but not limited to the recovery of money damages.

7.14           Costs of Enforcement.  If any party to this Agreement seeks to enforce its rights under this Agreement by legal proceedings against any other party to this Agreement, the non-prevailing party or parties named in such legal proceedings shall pay all costs and expenses incurred by the prevailing party or parties, including, without limitation, all reasonable attorneys’ fees.

7.15           Public Announcements.  Seller acknowledges that Purchaser will be filing an amendment to its Schedule 13D with respect to the Company, attaching a copy of this Agreement.  Except for the foregoing, and except as required by law, rule, regulation, listing requirement or court or other order, neither party shall make any public announcement with respect to this Agreement or the transactions contemplated hereby without the express written consent of other party (not to be unreasonably withheld or delayed).

[Signature page follows]

IN WITNESS WHEREOF, the Seller and Purchaser have each executed this Stock Transfer Agreement, as of the date hereof.

SELLER:

BEDFORD OAK PARTNERS, L.P.

By:	Bedford Oak Management, LLC, its general partner

By:	/s/ Harvey P. Eisen
Name: Harvey P. Eisen
Title: Chairman and Managing Member

Address:	100 South Bedford Road
Mt. Kisco, NY 10549

Telephone:	(914)-242-5701
Facsimile:	(914)-242-5798

[SIGNATURE PAGE TO STOCK TRANSFER AGREEMENT]

PURCHASER:

SARARD CAPITAL PARTNERS, L.P.

By:	Sagard Capital Partners GP, Inc., its general partner

By:	/s/ Daniel Friedberg
Name: Daniel Friedberg
Title: Managing Partner

Address:	325 Greenwich Avenue
Greenwich, CT 06830

Telephone:	(203) 629-6700
Facsimile:	(203) 629-6781

[SIGNATURE PAGE TO STOCK TRANSFER AGREEMENT]

Exhibit H

Amendment to the Securities Purchase Agreement

This Amendment to the Securities Purchase Agreement (this “Amendment”), between GP Strategies Corporation, a Delaware corporation with headquarters located at 6095 Marshalee Drive, Suite 300, Elkridge, MD 21075 (the “Company”), General Physics Corporation, a Delaware corporation with headquarters located at 6095 Marshalee Drive, Suite 300, Elkridge, MD 21075 (the “Surviving Corporation”), and Sagard Capital Partners, L.P., a Delaware limited partnership with an address at 325 Greenwich Avenue, Greenwich, CT 06830 (the “Investor”) is effective as of December 28, 2011.

WHEREAS, on December 30, 2009, the Company and the Investor entered into (i) that certain Securities Purchase Agreement by and among the Company and the Investor (the “Agreement”) and (ii) that certain Registration Rights Agreement by and among the Company and the Investor (the “RRA”);

WHEREAS, the Board of Directors and stockholders of the Company have approved the merger (the “Merger”) of the Company with and into the Surviving Corporation, which will be renamed GP Strategies Corporation at the effective time of the Merger (the “Effective Time”); and

WHEREAS, the Company desires to amend the Agreement pursuant to Section 8(f) thereof.

NOW, THEREFORE, in consideration of the premises and of the mutual agreements herein set forth, the parties hereto agree as follows:

Section 1.                      Consent to Assignment.  At the Effective Time, Surviving Corporation shall succeed, insofar as provided by law, to all rights, assets, liabilities and obligations of the Company in accordance with the General Corporation Law of the State of Delaware and Investor’s signature on this Amendment constitutes the prior written consent required by Section 8(h) of the Agreement.  For the avoidance of doubt, effective as of the Effective Time, (i) the Surviving Corporation shall assume all obligations, covenants and liabilities of the Company under the Agreement and the RRA, (ii) all references to the “Company” in the Agreement and the RRA shall thereafter be deemed to constitute references to the Surviving Corporation and (iii) all references to the “Purchased Shares” in the Agreement and the RRA shall refer to the 2,857,143 shares of common stock, par value $0.01 per share, of the Surviving Corporation issuable to the Investor in the Merger in exchange for the Purchased Shares (as defined in the Agreement and the RRA prior to this Amendment) (as such number of shares may be adjusted for stock splits, reverse splits, stock dividends, share combinations and the like).

Section 2.                      Amendments.

(a)           Section 4(m)(v) of the Agreement is hereby amended and restated to read as follows:

“(v)The Board Representative shall be entitled to serve on each committee of the Board of Directors (except as prohibited by applicable Law or any rule or regulation promulgated by the Principal Market).  In the event the Board Representative is not a member of a committee of the Board of Directors, the Board Representative shall have the right to attend and observe (but not vote at) each meeting of such committee and to receive from the Company copies of all notices, information and other material provided to members of such committee (except as prohibited by applicable Law and the rules and regulations promulgated by the Principal Market).  Notwithstanding the forgoing, if, and solely to the extent that, the Defense Security Service or other governmental agency requires the Company to create a committee of the board from which the Board Representative must be excluded or otherwise to exclude the Board Representative from certain decisions or from receiving information about certain matters, the Investor agrees to such exclusion (but only to such limited extent).”

(b)           Section 8(a) of the Agreement is hereby amended by replacing the definition of “Significant Subsidiaries” in its entirety to read as follows:

““Significant Subsidiary” means General Physics (UK) Ltd, a United Kingdom limited company.”

Section 3.                      Waivers by the Surviving Corporation.  The Company and the Surviving Corporation hereby represent and warrant to the Investor as follows:

(a)           The Board of Directors of the Surviving Corporation has irrevocably waived, on behalf of the Surviving Corporation, any rights under Article Thirteenth of its certificate of incorporation with respect to (A) any shares of common stock of the Surviving Corporation held by the Investor as a result of the Merger, (B) any additional securities acquired pursuant to Section 4(l) of the Agreement and (C) any other securities permitted to be acquired by the Investor under Section 4(o) of the Agreement.

(b)           The Surviving Corporation and its Board of Directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under its certificate of incorporation or any certificates of designations or the laws of the jurisdiction of its formation or incorporation, or any other jurisdiction, which is or would reasonably be expected to become applicable to the Investor as a result of (i) the transactions contemplated by the Merger Agreement, including, without limitation, the Surviving Corporation’s issuance of shares of Common Stock pursuant to the Merger Agreement and the Investor’s ownership of such shares, (ii) the Investor’s purchase of securities pursuant to Section 4(l) of the Agreement and (iii) any shares of Common Stock permitted to be acquired by the Investor under Section 4(o) of the Agreement.

Section 4.                      Further Assurances.  Subject to the terms and conditions provided herein and the Agreement, the Surviving Corporation shall do or cause to be done all such acts and things as may be necessary, proper or advisable, consistent with all applicable laws, to consummate and make effective the intent of this Amendment, as reasonably requested by the Investor.

Section 5.                      Other.  The Surviving Corporation:
(i)
Concurrently herewith, shall execute and deliver to Daniel Friedberg a written confirmation that the Surviving Corporation has assumed all obligations of the Company under the Indemnification Agreement, dated as of December 30, 2009, between the Company and Mr. Friedberg;

(ii)
 To the extent Investor holds stock in certificated form, shall, upon request, instruct its transfer agent to issue to the Investor and/or its successors and assigns, to issue a new stock certificate of the Surviving Corporation in like tenor as any stock certificate of the Company currently held thereby;

(iii)	Shall file with the Securities and Exchange Commission a post-effective amendment to the Registration Statement on Form S-3 (Registration No. 333-169603) on or about January 3, 2011.

Section 6.                      Effect of this Amendment.  It is the intent of the parties hereto that this Amendment constitutes an amendment of the Agreement as contemplated by Section 8(f) thereof.  Except as expressly provided in this Amendment, the terms of each of the Agreement and the RRA are satisfied and confirmed and remain in full force and effect.  Unless the context clearly provides otherwise, any reference to this “Agreement” or the “Securities Purchase Agreement” shall be deemed to be a reference to the Agreement as amended hereby.

Section 7.                      Counterparts.  This Amendment may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided, that a facsimile or electronic (i.e., “PDF”) signature shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original.

Section 8.                      Headings.  The headings of this Amendment are for convenience of reference and shall not form part of, or affect the interpretation of, this Amendment.

Section 9.                      Severability.  If any provision of this Amendment shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Amendment in that jurisdiction or the validity or enforceability of any provision of this Amendment in any other jurisdiction.

Section 10.                      Governing Law.  All questions concerning the construction, validity, enforcement and interpretation of this Amendment shall be governed by the internal Laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the Laws of any jurisdictions other than the State of New York.

[Signature Page Follows]

IN WITNESS WHEREOF, the Investor and the Company have caused their respective signature page to this Amendment to be duly executed as of the date first written above.

COMPANY:

GP STRATEGIES CORPORATION

By:	/s/ Scott N. Greenberg
Name: Scott N. Greenberg
Title: Chief Executive Officer

SURVIVING CORPORATION

GENERAL PHYSICS CORPORATION

By: /s/ Scott N. Greenberg
Name: Scott N. Greenberg
Title: Chief Executive Officer

INVESTOR:

SAGARD CAPITAL PARTNERS, L.P.
By:	Sagard Capital Partners GP, Inc.,
its general partner

By:	/s/Daniel Friedberg
Name: Daniel Friedberg
Title: Chief Executive Officer